Exhibit 99.3

Ernst & Young s.r.l./S.E.N.C.R.L. Ernst & Young LLP 900, boul. De Maisonneuve Ouest Bureau 2300 Montréal (Québec) H3A 0A8	Tél./Tel: +1 514 875 6060 Téléc./Fax: +1 514 879 2600 ey.com

March 7, 2024

Alberta Securities Commission

Autorité des marchés financiers

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Financial and Consumer Services Division (Prince Edward Island)

Office of the Superintendent of Securities Service Newfoundland and Labrador

Ontario Securities Commission

The Manitoba Securities Commission

Dear Sirs/Mesdames:

Re:  BCE Inc

    Change of Auditor Notice dated March 7, 2024

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

/s/ Ernst & Young LLP

cc: The Board of Directors, BCE Inc.

Société membre d’Ernst & Young Global Limited / A member firm of Ernst & Young Global Limited